NO ACT

DC
PE
1-22-10

Act: 1934
Section:
Rule: 12H-3
Public
Availability: 1/27/2010

January 27, 2010



10010487

Received SEC

JAN 27 2010

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Craftmade International, Inc.
Incoming letter dated January 22, 2010

Based on the facts presented, the Division will not object if Craftmade stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended December 31, 2009. In reaching this position, we note that Craftmade has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Craftmade will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended December 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

William A. Hines
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2010

Mail Stop 4561

Brian D. Barnard, Partner
Haynes and Boone, LLP
201 Main Street, Suite 2200
Fort Worth, Texas 76102-3126

Re: Craftmade International, Inc.

Dear Mr. Barnard:

In regard to your letter of January 22, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

haynes*boone*

January 22, 2010

VIA E-Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Request Pertains to Rule 12h-3
under the Securities Exchange Act of 1934

Re: Craftmade International, Inc. (Commission File No. 000-26667)

Ladies and Gentlemen:

On behalf of Craftmade International, Inc., a Delaware corporation ("*Craftmade*" or the "*Company*"), we request that the Staff of the Division of Corporation Finance (the "*Staff*") confirm that it concurs with the Company's view that the effectiveness of the Company's registration statements on Form S-8 during the fiscal year ending June 30, 2010, will not preclude the Company from using Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to suspend the Company's obligation to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act, with respect to the fiscal year in which the Company's registration statements either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "*Securities Act*"). The Company will continue to file all required periodic and current reports until it files a certification on Form 15. Subject to receiving the relief requested in this letter, the Company will file a Form 15 prior to the due date of its next periodic report, a quarterly report on Form 10-Q due February 15, 2010.

Background

Craftmade designs, manufactures, distributes and markets a broad range of home décor products, including proprietary ceiling fans, lighting products and outdoor furniture. The Company was incorporated in Texas in 1985 and reincorporated in Delaware in 1991. The Company is current in all of its periodic and current reports through the date of this letter. Craftmade's fiscal year ends on June 30 of each year.

The Company's common stock, par value $0.01 per share (the "*Common Stock*"), has traded on OTCQX, operated by Pink OTC Markets Inc. ("*OTCQX*") since November 30, 2009, under the symbol "CRFT." Prior to that time, the Common Stock traded on the NASDAQ Global Market ("*Nasdaq*") under the symbol "CRFT" until the Company voluntarily delisted the Common Stock effective November 30, 2009, pursuant to an application on Form 25 filed with

Haynes and Boone, LLP
Attorneys and Counselors
201 Main Street, Suite 2200
Fort Worth, Texas 76102-3126
Phone: 817.347.6600
Fax: 817.347.6650
www.haynesboone.com

the Securities and Exchange Commission (the "*Commission*") on November 19, 2009. As of December 15, 2009, the Company had 5,704,500 shares of Common Stock outstanding held by 153 record stockholders.

As a result of its trading on Nasdaq, since August 1, 2006, the Common Stock has been registered under Section 12(b) of the Exchange Act. Effective February 17, 2010, which will be the 90th day after the Company filed the Form 25, the Common Stock will be deregistered under Section 12(b) of the Exchange Act pursuant to Rule 12d2-2(d)(2) promulgated under the Exchange Act. The Company's Rights to Purchase Series A Preferred Stock (the "*Rights*") are registered under Section 12(g) of the Exchange Act. The Company has no other outstanding class of equity securities, and the Company has no outstanding debt securities. The Common Stock and the Rights constitute the only securities of the Company registered or required to be registered under Section 12 or subject to a reporting obligation under Section 15(d) of the Exchange Act.

The Company intends to deregister the Common Stock and the Rights under Section 12(g) of the Exchange Act. Subject to the receipt of the no-action relief sought in this letter, Craftmade intends to file a Form 15 with the Commission to suspend the Company's duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Common Stock and the Rights under Section 12(g) is expected 90 days after the Company files and certifies on Form 15 that each class of securities is held of record by fewer than 300 persons. However, under Rule 12g-4(b), the Company's duty to file any reports under Section 13(a) of the Exchange Act solely because of the registration of the Common Stock and the Rights under Section 12(g) of the Exchange Act will be suspended immediately upon the Company's filing of the certification on Form 15. In addition, pursuant to Rule 12h-3, the Company intends to suspend its duty to file reports under Section 15(d) of the Exchange Act. In the event that the number of holders of record of Common Stock ever exceeds 300, the Company will recommence filing reports under Section 15(d) of the Exchange Act.

Registration Statements

Craftmade has on file with the Commission the following registration statements under the Securities Act:

- Form S-8 (File No. 333-160065, filed and effective June 18, 2009): This registration statement registered the offer and sale of 400,000 shares of Common Stock issuable under the Company's 2006 Long-Term Incentive Plan.

- Form S-8 (File No. 333-50190, filed and effective November 17, 2000): This registration statement registered the offer and sale of 375,000 shares of Common Stock issuable under the Company's 1999 Stock Option Plan and its 2000 Non-Employee Director Stock Plan.

- Form S-8 (File No. 333-44337, filed and effective January 15, 1998): This registration statement registered the offer and sale of 45,000 shares of Common Stock issuable under the Option to Purchase Common Stock for Kenneth Cancienne and the Option to Purchase Common Stock for Michael Tims.

- Form S-8 (File No. 33-44628, filed and effective December 20, 1991, as amended by Post-Effective Amendment No. 1 filed on January 27, 1993): This registration statement registered the offer and sale of 200,000 shares of Common Stock issuable under the Company's 1989 Key Employee Stock Option Plan.

The registration statements on Form S-8 identified above were automatically updated in 2009 under Section 10(a)(3) of the Securities Act in connection with the filing of Craftmade's Annual Report on Form 10-K for its fiscal year ended June 30, 2009. No sales were made under any of such registration statements during the current fiscal year.

The Company filed a registration statement on Form S-3 on January 20, 1999 (File No. 333-70823) that was terminated by post-effective amendment on October 19, 1999.

Discussion

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a), the Company is currently eligible to deregister the Common Stock and the Rights under Section 12(g) of the Exchange Act.

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the filing, or the period since the issuer became subject to such reporting obligation. Craftmade has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and the Common Stock and the Rights meet the criteria set forth in Rule 12h-3(b), in that the Common Stock and the Rights are held of record by less than 300 stockholders. Currently, the Company has no intention to terminate the Rights or the plan under which the Rights were issued.

However, Rule 12h-3(c) of the Exchange Act provides that the suspension to file reports under Section 13(a) is not available to any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As stated above, each of the Company's registration statements on Form S-8 was automatically updated under Section 10(a)(3) when the Company filed its Annual Report on Form 10-K for the year ended June 30, 2009. As such, a literal interpretation of Rule 12h-3(c) would prevent Craftmade from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's latest Annual Report on Form 10-K had the technical effect of updating the registration statements described above by reference under Section 10(a)(3).

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "*Proposing Release*"). *See also* DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008).

Craftmade submits that if the purpose of Rule 12h-3(c) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, then requiring the Company to continue to report now would not further that purpose because no one has used the subject registration statements during the current fiscal year.

On November 19, 2009, Craftmade filed an application on Form 25 with the Commission to remove the Common Stock from listing on Nasdaq and to withdraw the Common Stock from registration under Section 12(b) of the Exchange Act pursuant to Rule 12d2-2(c) thereunder. Pursuant to Rule 12d2-2(d)(1), the application on Form 25 became effective with respect to the delisting of the Common Stock 10 days after the Form 25 was filed. Pursuant to Rule 12d2-2(d)(2), the application on Form 25 to withdraw the registration of the Common Stock is expected to become effective 90 days after the Form 25 is filed with the Commission. However, under Rule 12d2-2(d)(5), the Company's duty to file any reports under Section 13(a) solely because of the registration of the Common Stock under Section 12(b) of the Exchange Act was suspended upon the effective date of the delisting of the Common Stock, which occurred on November 30, 2009.

On November 19, 2009, the Company filed post-effective amendments to each of the registration statements on Form S-8 identified above to deregister any Common Stock that remained unsold. The post-effective amendments became effective immediately upon filing. Accordingly, no investors will be able to purchase securities pursuant to these registration statements; therefore, the protection of Section 15(d) is no longer necessary for potential purchasers.

The Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.*, Neuro-Hitech, Inc. (available July 30, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008).

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. *See e.g.*, Silverstar Holdings, Ltd. (available May 15, 2009); Interlink Electronics, Inc. (available March 26, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

Craftmade satisfied each of the elements set forth in Rule 12h-3 for suspension of its reporting obligations under Section 15(d): (i) in accordance with Rule 12h-3(a), Craftmade has filed all reports required by Section 13(a), without regard to Rule 12b-25, for its three most recent fiscal years and through the date of this letter for its current fiscal year; and (ii) in accordance with Rule 12h-3(b)(1)(i), Craftmade has fewer than 300 stockholders of record. As of December 15, 2009, Craftmade had 153 holders of record of the Common Stock.

The preparation of periodic reports required by the Commission imposes a financial burden on Craftmade and involves significant management efforts. Such burdens and efforts are disproportionate to the number of record holders, and disproportionate to the benefits to be derived given the limited trading activity in the Common Stock. Based on public filings, more than 66% of the Common Stock is beneficially held by 31 individuals and institutions. In addition, the Common Stock has historically seen low turnover, and trading activity is extremely thin. The average daily trading volume in the Common Stock during the preceding 12 months was approximately 18,000 shares. During the same period, there were 12 trading days on which there were no transactions in the Common Stock. Craftmade's number of record stockholders is less than the 300 stockholders specified by Rule 12h-3, and the Staff has granted no-action relief in situations where the number of record stockholders was much larger. *See* Metro One Telecommunications, Inc. (available March 4, 2009); Planet Technologies, Inc. (available February 7, 2008).

Furthermore, since the Company became public in 1990, it has never utilized the capital markets to raise money through a registered primary offering. In addition, options ("*Options*") to purchase shares of the Common Stock pursuant to the various plans covered by the Company's registration statements on Form S-8 are currently held by 46 persons, all of whom are current officers, employees and/or directors of Craftmade. All such Options are currently set at exercise prices that are significantly higher than the price at which the Common Stock is currently trading. Notwithstanding the termination of the Company's registration statements on Form S-8, the holders of Options will not be disadvantaged by the absence of periodic reports under the Exchange Act because, as officers, employees and directors of the Company, they have access to information about the Company, and have the ability to ask questions of executive officers prior to making a decision to exercise any Options. It is our view that the benefit to those few persons holding Options under the Company's plans is outweighed by the excessive cost to Craftmade of continuing to file reports. In this instance, there is very little benefit to the investing public to be had by requiring Craftmade to make various filings under the Exchange Act. Conversely, Craftmade would undoubtedly incur substantial time and expense in preparing the required filings. The policy rationale underlying Rule 12h-3(c) is not applicable to Craftmade's effective registration statements. The Company has complied with its reporting obligations under the Exchange Act and, in doing so, has complied with its undertakings to keep its effective registration statements current. We note that the Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.*, Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

In the Company's circumstances, the financial burdens of continued reporting are disproportionate to any benefits. The Company publicly reported losses for the 2009 fiscal year, and the Company has instituted broad cost reduction measures in an effort to increase the Company's profitability. During this unprecedented economic downturn, the Company believes that the funds spent to ensure compliance with Commission regulations could be used more effectively by returning them to stockholders in the form of corporate earnings or by investing them in internal projects intended to increase stockholder returns. Under the circumstances, the costs associated with reporting are unnecessary and excessively burdensome, particularly in light of the limited benefits the Company's stockholders and the investing public are likely to receive through continued registration and reporting.

Once Craftmade terminates its reporting status, Rule 701 under the Securities Act will permit Craftmade to offer and sell securities pursuant to its stock incentive plans in compliance with Rule 701. *See* NewCity Communications, Inc. (available October 7, 1988). The Company has informed us that after the filing of the Form 15, issuance of securities pursuant to the stock incentive plans will comply with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. Craftmade's stock incentive plans satisfy the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, Craftmade will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act, as provided by Rule 701(g). Therefore, shares acquired upon the exercise of such securities may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See e.g.*, Planet Technologies, Inc. (available February 7, 2008).

Conclusion

For the foregoing reasons, we respectfully request that the Staff confirm that it concurs with the Company's view that the effectiveness of the Company's registration statements on Form S-8 during the fiscal year ending June 30, 2010, will not preclude the Company from using Rule 12h-3 under the Exchange Act to suspend its obligation to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act, with respect to the fiscal year in which the Company's registration statements either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting simultaneously (i) the termination of the registration of the Common Stock and the Rights under Section 12(g) of the Exchange Act and (ii) the suspension of its obligations to file periodic and current reports under Section 15(d) of the Exchange Act.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before it issues a written response to this letter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by electronic mail. If you have any questions or require additional information, please contact the undersigned at brian.barnard@haynesboone.com or (817) 347-6605.

Sincerely,



Brian D. Barnard
Partner
Haynes and Boone, LLP
Direct Phone Number: (817) 347-6605
Direct Fax Number: (817) 348-2303
brian.barnard@haynesboone.com